FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Reports 9.6% Operating Profit Increase in Second Quarter

Second Quarter 2007 Results

•	Revenues growth by 4.7% at identical exchange rates

•	Operating margin increase to 5.2%

•	Operating profit up by 15.5% at identical and 9.6% at actual exchange rates

First Half 2007 Results

•	5.3% revenue growth at identical exchange rates

•	11.9% higher operating profit at identical exchange rates

Other Major Events in Second Quarter 2007

•	Successful refinancing of USD 1.1 billion debt of Delhaize America

•	Investment grade credit rating for Delhaize Group by Moody’s

•	Closing of divestitures of Delvita and Di

Guidance

•	Strong first half year supports expectation to achieve higher end of revenues and operating profit guidance ranges

CEO Comments

“Delhaize Group again performed well in the second quarter of 2007,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “Excluding the one-time charge related to the Delhaize America debt tender, net profit from continuing operations would have increased by 35.6% at identical exchange rates. We continued to roll out successful sales-building initiatives, driving our top line growth as well as improvements in our sales mix and gross margins. This gives us confidence that we will deliver full year results at the higher end of our guidance range.”

“In the second quarter, we made an important improvement in the financial structure of our Company by introducing cross-guarantees of debt with our U.S. business, receiving an investment grade credit rating from Moody’s and refinancing USD 1.1 billion debt on favorable terms”, added Mr. Beckers. “These initiatives will further improve the ongoing results and the financial flexibility of Delhaize Group.”

Financial Highlights

Q2 2007 (1)						H1 2007 (1)
Actual Results	At Actual Rates		At Identical Rates		IFRS, in millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates		At Identical Rates
4,812.9	-0.4%		+4.7%		Revenues	9,525.3	-0.4%		+5.3%
248.9	+9.6%		+15.5%		Operating profit	478.6	+5.3%		+11.9%
5.2%	+47	bps	+49	bps	Operating margin	5.0%	+27	bps	+30	bps
86.3	-45.6%		-44.7%		Profit before taxes and discontinued operations	251.0	-19.7%		-15.6%
62.9	-35.2%		-34.1%		Net profit from continuing operations	173.0	-11.2%		-7.0%
81.4	-14.0%		-13.5%		Group share in net profit	192.8	+0.4%		+4.3%
0.84	-15.8%		-15.3%		Basic earnings per share (Group share in net profit)	2.00	-1.3%		+2.5%

(1)	The average exchange rate of the U.S. dollar against the euro decreased by 6.7% in Q2 2007 and decreased by 7.5% in the first half of 2007 compared to last year.

The presentation of the second quarter 2007 press release is adapted to comply with IAS 34, Interim Financial

Reporting. The major changes are the addition of new notes and year-to-date comments.

SECOND QUARTER 2007 INCOME STATEMENT

In the second quarter of 2007, revenues of Delhaize Group decreased by 0.4% to EUR 4.8 billion because the U.S. dollar weakened by 6.7%. Revenue growth at identical exchange rates was 4.7% as a result of:

•	4.2% increase of U.S. revenues driven by the strong performance of Food Lion and Hannaford. Comparable store sales grew by 2.8% for the U.S. operations;

•	3.8% increase of Belgian revenues driven by new store openings and good performance in existing stores; comparable store sales grew by 2.7%; and

•	13.2% increase of Greek revenues due to the continued outstanding performance in the existing stores and new store openings.

Delhaize Group ended the second quarter of 2007 with a sales network of 2,495 stores, compared to 2,476 at the end of last year (adjusted for the divestitures of 132 Di and 97 Delvita stores in the first half of 2007).

Gross margin increased to 25.5% of revenues (compared to 25.2% in the second quarter of 2006) due to sales mix improvements (particularly in private label), price optimization and better inventory management in Belgium and at Hannaford. In the second quarter of 2006, price reductions by Hannaford negatively impacted the gross margin. Higher cost inflation, particularly in the U.S., has generally been passed through in retail prices.

Other operating income increased significantly to EUR 28.5 million (EUR 18.7 million in 2006) due to the sale of certain Cash Fresh stores to independent owners to operate as Delhaize affiliates as well as certain assets of the Di business.

Selling, general and administrative expenses remained stable at 20.7% of revenues, principally because of the operational leverage associated with good sales dynamics and the continued focus on cost optimization.

Operating profit increased by 9.6% to EUR 248.9 million at actual exchange rates and by 15.5% at identical exchange rates. The operating margin of Delhaize Group increased to 5.2% of revenues as compared to 4.7% in the second quarter of 2006.

Net financial expenses amounted to EUR 162.6 million mainly due to a EUR 103.8 million charge related to the purchase of USD 1.1 billion Delhaize America debt above its book value and related expenses.

The effective tax rate decreased from 38.9% to 27.2% primarily as a result of the deductible debt tender charge. Last year’s second quarter included withholding taxes paid on the dividend from Delhaize America to Delhaize Group, and a similar dividend has not been paid this year.

Because of the debt tender charge and the weaker U.S. dollar, net profit from continuing operations declined to EUR 62.9 million, or EUR 0.61 per basic share (EUR 1.00 in 2006). Excluding the one-time charge related to the debt tender, net profit from continuing operations at identical exchange rates would have increased by 35.6% in the second quarter of 2007.

In the second quarter of 2007, the result from discontinued operations, net of tax, amounted to EUR 21.9 million, due to a positive accumulated foreign currency translation adjustment of EUR 23.7 million recorded at the closing of the sale of Delvita in the Czech Republic on May 31, 2007.

As a result, Group share in net profit amounted to EUR 81.4 million. Per basic share, net profit was EUR 0.84 (EUR 1.00 in the second quarter of 2006) and per diluted share EUR 0.81 (EUR 0.96 in the second quarter of 2006).

SECOND QUARTER 2007 CASH FLOW STATEMENT AND BALANCE SHEET

In the second quarter of 2007, net cash provided by operating activities amounted to EUR 245.9 million. Capital expenditures decreased to EUR 147.6 million (including USD 149.9 million for the U.S. operations of Delhaize Group) primarily due to timing differences in store openings and remodeling activity with the previous year. Delhaize Group generated free cash flow of EUR 196.1 million. The Group held EUR 395.3 million cash and cash equivalents at the end of the second quarter.

The net debt to equity ratio decreased to 63.6% at the end of June 2007 compared to 74.0% at the end of 2006. Delhaize Group’s net debt amounted to EUR 2.3 billion at the end of June 2007, a decrease of EUR 289.8 million compared to EUR 2.6 billion at the end of 2006 mainly due to the generation of free cash flow, the conversion of convertible bonds and the weaker U.S. dollar.

In April 2007, Delhaize America repaid USD 145.0 million in bonds with a 7.55% coupon using cash on hand and existing credit facilities.

In the second quarter of 2007, EUR 129.3 million of the EUR 300 million Delhaize Group convertible bond due 2009 were converted into Delhaize Group shares, leaving an outstanding amount of EUR 170.7 million at the end of June 2007. To satisfy the conversion of the convertible bonds, 2.27 million Delhaize Group shares were issued. In addition, 666,512 shares were issued during the second quarter of 2007 to satisfy the exercise of employee stock options.

SUCCESSFUL RESTRUCTURING OF FINANCIAL DEBT

In the second quarter of 2007, Delhaize Group successfully completed a restructuring of its debt, which substantially improves the Company’s financing structure and debt profile. The changes will also reduce Delhaize Group’s financial and tax expenses.

The restructuring started in May 2007, when Delhaize Group implemented cross-guarantees of debt with its U.S. subsidiary Delhaize America. The same month, Delhaize Group received an investment grade rating of Baa3 (with stable outlook) from Moody’s, while S&P gave a BB+ rating with a positive outlook. Delhaize Group is now the rated entity instead of Delhaize America.

With a Group level rating and cross-guarantees of debt in place, we were able to execute a successful tender offer on Delhaize America debt. In June 2007, Delhaize America purchased USD 1.1 billion of its outstanding public debt, including USD 1.045 billion of its 8.125% notes due 2011 and USD 55 million of its 9.0% debentures due 2031. The tender resulted in a one-time pre-tax charge of EUR 103.8 million in the second quarter of 2007 which was recorded as a financial expense.

Delhaize Group financed the debt repurchase by issuing EUR 500 million of 5.625% senior notes due 2014 and USD 450 million 6.50% senior notes due 2017. In addition, Delhaize Group entered into a USD 113 million floating rate bank term loan agreement, maturing in 2012. The euro debt has been effectively swapped into dollars to maintain its match to associated dollar cash flows.

This operation enabled the Group to proactively address a major debt repayment threshold of USD 1.1 billion due in 2011. In addition, from 2008 onwards, Delhaize Group expects a positive annual net earnings impact of more than EUR 18 million at current exchange rates because of lower financial and tax expenses.

FIRST HALF 2007 INCOME STATEMENT

In the first half of 2007, revenues of Delhaize Group decreased by 0.4% to EUR 9.5 billion because the U.S. dollar weakened by 7.5%. Revenue growth at identical exchange rates amounted to 5.3% as a result of the:

•	4.9% increase of U.S. sales driven by the strong performance of Food Lion and Hannaford;

•	4.0% increase of Belgian sales; and

•	14.2% increase of Greek sales due to the continued outstanding performance of the existing stores and new store openings.

Gross margin increased to 25.5% of revenues (compared to 25.4% in the first half of 2006) mainly as a result of price optimization initiatives and assortment management.

Other operating income increased to EUR 48.8 million (EUR 36.3 million in 2006) primarily due to the sale of some of the Cash Fresh stores to independent owners to operate as Delhaize affiliates and certain assets of the Di business.

Selling, general and administrative expenses remained stable at 20.9% of revenues because of successful cost control and the operational leverage of strong sales dynamics in most of our businesses.

Operating profit increased by 5.3% to EUR 478.6 million at actual exchange rates and 11.9% at identical exchange rates. The operating margin of Delhaize Group increased to 5.0% of revenues as compared to 4.8% in the first half of 2006.

Net financial expenses increased to EUR 227.6 million because of the EUR 103.8 million charge related to the Delhaize America debt tender.

The effective tax rate decreased to 31.1% compared to 37.7% in 2006 as a result of the tax deductible debt tender charge in the second quarter as well as a U.S. tax refund received in the first quarter. Last year’s first six months results included tax amounts on the dividend payment from Delhaize America to Delhaize Group, while there was no similar dividend in 2007.

Net profit from continuing operations amounted to EUR 173.0 million, or EUR 1.74 per basic share (EUR 2.03 in 2006).

In the first half of 2007, the result from discontinued operations, net of tax, amounted to EUR 25.1 million, mainly due to a positive accumulated foreign currency translation adjustment of EUR 23.7 million recorded as part of the closing of the sale of Delvita.

As a result, Group share in net profit amounted to EUR 192.8 million. Per basic share, net profit was EUR 2.00 (EUR 2.03 in the first half of 2006) and per diluted share EUR 1.91 (EUR 1.94 in the first half of 2006).

2007 FINANCIAL OUTLOOK

The strong performance of the Company in the first half of 2007 and our expectations for the remainder of the year, support guidance near the top end of our range for revenues and operating profit communicated on March 15, 2007.

For 2007, Delhaize Group expects the following financial results at identical exchange rates (1 EUR = 1.2556 USD):

•	Comparable store sales growth of the U.S. operations in 2007 near the top end of the range of 2.5% to 3.5%.

•	Revenue growth of Delhaize Group near the top end of the 4% to 5.5% range.

•	Operating profit growth near the top end of the 6% to 8% range.

Net finance expenses are expected to be approximately EUR 250 million at identical exchange rates, excluding the EUR 103.8 million pre-tax charge related to the Delhaize America debt tender, while the effective tax guidance is brought down to between 34% and 35%.

Excluding the EUR 62.5 million after-tax charge related to the Delhaize America debt tender and related expenses, net profit from continuing operations is expected to grow by 14% to 18% in 2007, instead of the previously communicated expected growth rate of 8% to 12% (at identical exchange rates).

Including the one-time debt tender charge and the results from discontinued operations, the Group share in net profit of Delhaize Group is expected to grow by 23% to 29% in 2007 at identical exchange rates.

In addition Delhaize Group reiterates its plans:

•	to end 2007 with a store network of 2,573 stores. The net addition of 97 stores is offset by the divestments of 97 Delvita and 132 Di stores.

•

to have in 2007 capital expenditures (excluding finance leases) of approximately EUR 825 million at identical exchange rates, including approximately USD 755 million for the U.S. operations of the Group.

SEGMENT REPORTING

Second Quarter 2007		Revenues (1)			Operating Margin		Operating Profit/(Loss)
(in millions)		2nd Q 2007	2nd Q 2006	2007 /2006	2nd Q 2007	2nd Q 2006	2nd Q 2007	2nd Q 2006	2007 /2006
United States	USD	4,547.9	4,365.8	+4.2%	5.5%	5.0%	252.2	217.4	+16.0%
United States	EUR	3,375.3	3,474.0	-2.8%	5.5%	5.0%	187.2	172.7	+8.4%
Belgium (2)	EUR	1,109.8	1,068.6	+3.8%	5.6%	5.1%	62.6	54.1	+15.7%
Greece	EUR	287.5	254.0	+13.2%	4.3%	2.7%	12.3	6.9	+79.4%
Emerging Markets (3)	EUR	40.3	33.2	+21.1%	1.1%	1.0%	0.4	0.3	+36.8%
Corporate	EUR	—	—	—	—	—	(13.6)	(6.8)	-99.9%

TOTAL	EUR	4,812.9	4,829.8	-0.4%	5.2%	4.7%	248.9	227.2	+9.6%

First Half 2007		Revenues (1)			Operating Margin		Operating Profit/(Loss)
(in millions)		1st H 2007	1st H 2006	2007 /2006	1st H 2007	1st H 2006	1st H 2007	1st H 2006	2007 /2006
United States	USD	8,927.9	8,512.3	+4.9%	5.6%	5.2%	492.8	440.9	+11.8%
United States	EUR	6,717.3	6,922.8	-3.0%	5.5%	5.2%	370.8	358.6	+3.4%
Belgium (2)	EUR	2,170.6	2,086.7	+4.0%	5.0%	4.8%	109.1	100.3	+8.8%
Greece	EUR	559.4	489.8	+14.2%	3.4%	2.1%	19.1	10.2	+87.7%
Emerging Markets (3)	EUR	78.0	66.0	+18.2%	1.8%	1.4%	1.4	0.9	+52.4%
Corporate	EUR	—	—	—	—	—	(21.8)	(15.4)	-41.7%

TOTAL	EUR	9,525.3	9,565.3	-0.4%	5.0%	4.8%	478.6	454.6	+5.3%

(1)	All revenues are revenues to third parties.
(2)	Including Di, which is not reclassified in results from discontinued operations.
(3)	Mega-Image (Romania) and Lion Super Indo (Indonesia). Excluding Delvita reclassified in results from discontinued operations until its sale on May 31, 2007.

•

In the second quarter of 2007, the contribution of the operations in the United States to the revenues of Delhaize Group amounted to USD 4.5 billion (EUR 3.4 billion), an increase of 4.2% over the second quarter of 2006, mainly due to the continued strong sales momentum at Food Lion and Hannaford. During the second quarter of 2007, comparable store sales in the U.S. increased by 2.8%. During the first half of 2007, the U.S. revenues of Delhaize Group grew by 4.9%.

The strong sales momentum at Food Lion was supported by effective price, promotion and marketing initiatives, improved assortment and customer service, and the success of the market renewal initiatives. Hannaford’s sales were also strong, supported by targeted marketing initiatives and a dynamic store opening program. In order to strengthen Sweetbay in the future and faced with increased competitive activity in the Florida market, Sweetbay continued its more targeted price and marketing initiatives and the conversion of the Kash n’ Karry stores to the Sweetbay banner.

In the second quarter of 2007, Delhaize Group opened 10 new stores, and closed 10 stores (of which 4 were relocated) in the U.S. In addition, Delhaize Group remodeled 40 supermarkets in the U.S., including 20 Food Lion stores in the market renewal of Myrtle Beach, South Carolina, while 13 Kash n’ Karry stores were converted to Sweetbay Supermarket. At the end of June 2007, 94 Sweetbay stores were open. The conversion of Kash n’ Karry stores to the Sweetbay banner remains on schedule and should be completed by the end of the third quarter of 2007.

The operating margin of the U.S. business increased by 57 basis points to 5.5% of revenues, particularly due to a stronger gross margin as a result of a better sales mix, especially in private label, price optimization and, at Hannaford, better inventory management. In addition, the operating margin was negatively impacted in the second quarter of 2006 by price reductions by Hannaford. In the second quarter of 2007, the operating profit of the U.S. business increased by 16.0% to USD 252.2 million, and during the first six months of 2007 the operating profit grew by 11.8% to USD 492.8 million.

In 2008, Food Lion plans to remodel approximately 110 stores in Wilmington, North Carolina; Savannah, Georgia; Richmond, Virginia and Charlottesville, Virginia, as part of its continued market renewal initiative, with Wilmington being the first market renewal. Current plans include a multi-brand approach in markets where the Company’s cluster and segmentation information supports the combination of more than one brand in the marketplace.

•

Delhaize Belgium increased its revenues by 3.8% to EUR 1.1 billion in the second quarter of 2007. Comparable store sales growth amounted to 2.7%. The revenue increase was further supported by store openings. During the first half of 2007, revenue of Delhaize Belgium grew by 4.0%.

Market share decreased slightly during the second quarter due to numerous competitive openings and the temporary loss of sales related to the temporary closings of Cash Fresh stores during their conversion to Delhaize banners. In the second quarter, seven Cash Fresh stores were converted to Delhaize banners and one store was closed.

The operating margin of Delhaize Belgium increased to 5.6% of revenues (5.1% in 2006), mainly due to higher gross margin (partially the result of better inventory results) and higher other operating income as a result of the sale of Cash Fresh businesses to independent owners to operate as Delhaize affiliates. During the second quarter, operating profit increased by 15.7% to EUR 62.6 million and during the first six months of 2007 by 8.8% to EUR 109.1 million.

•

In the second quarter of 2007, revenues in Greece grew by 13.2% to EUR 287.5 million due to a strong comparable store sales growth and new store openings. This was the fifth consecutive quarter of double-digit revenue growth. Alfa-Beta further expanded its product assortment, especially in the private label ranges and continued its efforts to upgrade its store network.

The operating margin of Alfa-Beta increased sharply to 4.3% of revenues (2.7% in 2006) due to excellent sales, good cost control and effective inventory management. In the second quarter of 2007, the operating profit increased by 79.4% to EUR 12.3 million. In the first half of 2007, revenues increased in Greece by 14.2% and operating profit by 87.7%.

•

Revenues of the Emerging Markets (Romania and Indonesia) of Delhaize Group increased by 21.1% to EUR 40.3 million due to the continued strong sales performance in both countries. The Emerging Markets of Delhaize Group recorded an operating profit of EUR 0.4 million in the second quarter. In the first six months of 2007, revenues grew by 18.2% and operating profit grew by 52.4%.

The Czech activities of Delhaize Group, formerly included in the Emerging Markets segment, have been reclassified to discontinued operations (for both 2006 and 2007) until the closing on their divestiture on May 31, 2007.

CONFERENCE CALL AND WEBCAST

Delhaize Group’s management will comment on the second quarter 2007 results during a conference call starting August 9, 2007 at 03.00 pm CET / 09:00 am EST. The conference call can be attended by calling +44 20 7162 0125 (U.K.) or +32 2 290 14 11 (Belgium) or +1 334 323 6203 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. At the end of June 2007, Delhaize Group’s sales network consisted of 2,495 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in revenues and EUR 351.9 million (USD 441.8 million) in net profit. Delhaize Group employs approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

FINANCIAL CALENDAR

• Press release - 2007 third quarter results	November 8, 2007
• Press release - 2007 fourth quarter and full year 2007 revenues	January 17, 2008
• Press release - 2007 fourth quarter and full year 2007 results	March 6, 2008

CONTACTS

Guy Elewaut:	+ 32 2 412 29 48
Geoffroy d’Oultremont:	+ 32 2 412 83 21
Liesbeth Driesen:	+ 32 2 412 86 69
Amy Shue:	+ 1 704 633 82 50 (ext. 2529)

DELHAIZE GROUP CONDENSED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements (Unaudited)

2nd Q 2007	2nd Q 2006	(in millions of EUR)	1st H 2007	1st H 2006
4,812.9	4,829.8	Revenues	9,525.3	9,565.3
(3,585.9)	(3,611.6)	Cost of sales	(7,097.3)	(7,134.2)

1,227.0	1,218.2	Gross profit	2,428.0	2,431.1
25.5%	25.2%	Gross margin	25.5%	25.4%
28.5	18.7	Other operating income	48.8	36.3
(998.3)	(1,002.0)	Selling, general and administrative expenses	(1,986.2)	(2,001.5)
(8.3)	(7.7)	Other operating expenses	(12.0)	(11.3)

248.9	227.2	Operating profit	478.6	454.6
5.2%	4.7%	Operating margin	5.0%	4.8%
(167.2)	(73.7)	Finance costs	(236.3)	(155.9)
4.6	5.1	Income from investments	8.7	14.0

86.3	158.6	Profit before taxes and discontinued operations	251.0	312.7
(23.4)	(61.7)	Income tax expense	(78.0)	(118.0)

62.9	96.9	Net profit from continuing operations	173.0	194.7

21.9	(0.4)	Result from discontinued operations, net of tax	25.0	(0.3)
84.8	96.5	Net profit (before minority interests)	198.0	194.4

3.4	1.9	Net profit attributable to minority interests	5.2	2.5
81.4	94.6	Net profit attributable to equity holders of the Group (Group share in net profit)	192.8	191.9

		(in EUR, except number of shares)
		Net profit from continuing operations:
0.61	1.00	Basic earnings per share	1.74	2.03
0.59	0.96	Diluted earnings per share	1.67	1.94

		Group share in net profit:
0.84	1.00	Basic earnings per share	2.00	2.03
0.81	0.96	Diluted earnings per share	1.91	1.94

		Weighted average number of shares outstanding:
96,701,813	94,718,011	Basic	96,194,104	94,499,056
103,210,680	101,564,123	Diluted	103,079,771	101,423,755

99,723,010	95,410,744	Shares issued at the end of the 2nd quarter	99,723,010	95,410,744

98,797,972	94,867,027	Shares outstanding at the end of the 2nd quarter	98,797,972	94,867,027

1.3481	1.2582	Average USD per EUR exchange rate	1.3291	1.2296

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of EUR)	June 30, 2007	December 31, 2006	June 30, 2006(1)
Assets

Non-current assets	6,788.2	6,872.8	7,065.6
Goodwill	2,637.2	2,697.6	2,803.1
Intangible assets	586.2	604.6	624.4
Property, plant and equipment	3,384.0	3,400.0	3,485.9
Investment property	33.6	25.6	25.6
Financial assets	138.1	133.1	116.8
Other non-current assets	9.1	11.9	9.8

Current assets	2,405.5	2,422.6	2,262.7

Inventories	1,331.3	1,337.9	1,392.9
Receivables and other assets	613.5	594.4	537.4
Financial assets	65.4	34.4	49.0
Cash and cash equivalents	395.3	304.8	283.4
Assets classified as held for sale	—	151.1	—
Total assets	9,193.7	9,295.4	9,328.3

Liabilities
Total equity	3,685.8	3,561.4	3,464.4
Shareholders’ equity	3,646.7	3,525.2	3,433.3
Minority interests	39.1	36.2	31.1
Non-current liabilities	3,214.5	3,285.4	3,499.9
Long-term debt	2,100.1	2,169.8	2,284.9
Obligations under finance lease	616.9	602.0	623.1
Derivative instruments	2.1	2.8	12.1
Deferred taxes liabilities	188.5	186.0	223.2
Provisions	268.3	290.3	321.1
Other non-current liabilities	38.6	34.5	35.5
Current liabilities	2,293.4	2,448.6	2,364.0
Short-term borrowings	99.9	101.8	88.4
Long-term debt – current	49.4	181.6	130.6
Obligations under finance lease – current	37.6	34.5	34.7
Derivative instruments	—	2.1	0.3
Accounts payable and other current liabilities	2,106.5	2,077.4	2,110.0
Liabilities associated with assets held for sale	—	51.2	—

Total liabilities and equity	9,193.7	9,295.4	9,328.3

USD per EUR exchange rate	1.3505	1.3170	1.2713

(1)	Adjusted to take into account the change in accounting policy for defined benefit plans which took place in 2006, by which actuarial gains and losses are now recognized in full in equity in the period in which they occur. The effect on the June 30, 2006 balance sheet is an increase of non-current liabilities by EUR 20.6 million, an increase of other non-current assets by EUR 0.4 million and a decrease of equity by EUR 20.2 million.

Condensed Consolidated Statements of Cash Flows (Unaudited)

2nd Q 2007	2nd Q 2006	(in millions of EUR)	1st H 2007	1st H 2006
		Operating activities
84.8	96.5	Net profit (before minority interests)	198.0	194.4
		Adjustments for
106.3	110.8	Depreciation – continuing operations	213.3	224.2
12.8	13.1	Amortization – continuing operations	25.9	25.8
—	2.3	Depreciation and amortization – discontinued operations	—	4.8
1.4	0.9	Impairment – continuing operations	2.0	0.9
—	—	Impairment – discontinued operations	(1.4)	—
165.0	131.3	Income taxes, finance costs and income from investments	284.5	261.8
7.1	10.3	Other non-cash items	14.6	21.8
107.9	127.6	Changes in operating assets and liabilities	39.5	4.7
(123.0)	(135.3)	Interests paid	(151.5)	(169.4)
2.9	2.2	Interests and dividends received	9.4	12.8
(119.3)	(104.2)	Income taxes paid	(131.1)	(130.0)
245.9	255.5	Net cash provided by operating activities	503.2	451.8

		Investing activities
119.0	—	Business acquisitions and disposals	119.0	—
(147.6)	(185.9)	Purchase of tangible and intangible assets (capital expenditures)	(257.5)	(309.3)
5.0	(26.9)	Net investment in debt securities	(23.5)	(23.3)
(21.2)	2.6	Other investing activities	(18.8)	1.6
(44.8)	(210.2)	Net cash used in investing activities	(180.8)	(331.0)

201.1	45.3	Cash flow before financing activities	322.4	120.8

		Financing activities
21.6	5.6	Proceeds from the exercise of share warrants and stock options	41.2	21.6
(8.2)	0.1	Treasury shares purchased	(34.1)	(2.8)
(102.8)	(83.5)	Dividends paid (incl. dividends paid by subsidiaries to minority interests)	(103.2)	(83.8)
(135.4)	(471.4)	Borrowings under / repayments of long-term loans (net of direct financing costs)	(146.9)	(649.3)
5.4	5.0	Escrow maturities	10.0	10.1
78.7	1.0	Borrowings under / repayments of short-term loans	0.7	90.9
(5.3)	—	Settlement of derivative instruments	(5.3)	—

(146.0)	(543.2)	Net cash used in financing activities	(237.6)	(613.3)

(1.5)	(14.1)	Effect of foreign exchange translation differences	(3.8)	(29.0)
53.6	(512.0)	Net increase (decrease) in cash and cash equivalents	81.0	(521.5)
341.7	795.4	Cash and cash equivalents at beginning of period (1)	314.3	804.9
395.3	283.4	Cash and cash equivalents at end of period	395.3	283.4

(1)	Including cash and cash equivalents of Delvita reclassified as assets held for sale: EUR 9.5 million as of December 31, 2006.

Condensed Consolidated Statements of Recognized Income and Expense (Unaudited)

2nd Q 2007	2nd Q 2006	(in millions of EUR)	1st H 2007	1st H 2006
10.4	0.7	Amortization of deferred loss on hedge, net of tax	11.1	1.8
(1.0)	(0.4)	Unrealized loss on securities held for sale, net of tax	(0.8)	(1.1)
(67.2)	(161.7)	Exchange differences loss on translation of foreign operations	(108.2)	(246.1)

(57.8)	(161.4)	Net expense recognized directly in equity	(97.9)	(245.4)
84.8	96.5	Net profit	198.0	194.4

27.0	(64.9)	Total recognized income and expense for the period	100.1	(51.0)
3.4	1.9	Amount attributable to minority interest	5.2	2.5
23.6	(66.8)	Amount attributable to equity holders of the Group	94.9	(53.5)

Notes (Unaudited)

1. General Information

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The financial statements of the Group for the six months ended June 30, 2007 were approved by the Board of Directors on August 8, 2007.

2. Basis of Presentation and Accounting Policies

This report presents unaudited interim condensed consolidated financial statements and has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS). These financial statements are presented in accordance with IAS 34, “Interim Financial Reporting”. The financial statements should be read in conjunction with Delhaize Group’s annual financial statements as at December 31, 2006, because the financial statements herein do not include all the information and disclosures required in the annual financial statements. The accounting policies applied are consistent with those applied in Delhaize Group’s 2006 consolidated financial statements.

Delhaize Group did not early apply any new IFRS standards or interpretations which were issued at the date of authorization of these unaudited interim condensed financial statements but not yet effective at the balance sheet date.

3. Changes in the Scope of Consolidation

Sale of Delvita

On May 31, 2007, the Group completed the sale of Delvita in the Czech Republic to the German retail group Rewe. We received EUR 100 million in cash, subject to contractual adjustments. A gain of EUR 22.5 million, including a positive accumulated foreign currency translation adjustment of EUR 23.7 million, has been recorded in the result from discontinued operations during the second quarter of 2007.

Sale of Di

On June 30, 2007, Delhaize Group closed the sale of Di, its Belgian beauty and body care business, to CNP/NPM and Ackermans & van Haaren. The Group received EUR 33.4 million in cash, subject to contractual adjustments. A pre-tax gain of EUR 1.5 million has been recorded in other operating income (EUR 3.0 million), other operating expenses (EUR -2.5 million) and income from investments (EUR 1.0 million).

4. Income Statement

Other Operating Income

2nd Q 2007	2nd Q 2006	(in millions of EUR)	1st H 2007	1st H 2006
4.6	4.5	Rental income	9.6	9.6
5.2	3.6	Recycling income	9.4	7.3
3.7	1.4	Gain on sale of property, plant and equipment (1)	5.8	2.0
0.7	0.4	Services rendered to wholesale customers	1.1	0.8
14.3	8.7	Other (2)	23.9	16.6

28.5	18.6	Total	48.8	36.3

(1)	Including EUR 3.0 million related to the sale of the Di business.
(2)	Including EUR 4.3 million related to the sale of Cash Fresh businesses to independent store operators.

Other Operating Expenses

2nd Q 2007	2nd Q 2006	(in millions of EUR)	1st H 2007	1st H 2006
(2.8)	(3.6)	Store closing and restructuring expenses	(4.9)	(4.4)
(1.5)	(0.9)	Impairment losses	(2.0)	(0.9)
(5.5)	(2.9)	Loss on sale of property, plant and equipment (1)	(6.4)	(5.3)
1.5	(0.4)	Other	1.4	(0.7)

(8.3)	(7.7)	Total	(12.0)	(11.3)

(1)	Including EUR 2.5 million related to the sale of the Di business.

5. Balance Sheet and Cash Flow Statement

Condensed Consolidated Statements of Changes in Shareholders Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2007	3,525.2	36.2	3,561.4

Net income (expense) recognized directly in equity	(97.9)	—	(97.9)
Net profit/(loss)	192.8	5.2	198.0

Total recognized income and expense for the period	94.9	5.2	100.1
Capital increases	33.1	—	33.1
Conversion of convertible bonds	125.2	—	125.2
Treasury shares purchased	(34.1)	—	(34.1)
Treasury shares sold upon exercise of employee stock options	11.9	—	11.9
Tax payment for restricted shares vested	(3.7)	—	(3.7)
Excess tax benefit on employee stock options and restricted shares	14.2	—	14.2
Share-based compensation expense	10.2	0.1	10.3
Dividends declared	(130.2)	(2.4)	(132.6)

Balances at June 30, 2007	3,646.7	39.1	3,685.8

Shares issued	99,723,010
Treasury shares	925,038
Shares outstanding	98,797,972

(in millions of EUR, except number of shares)	Shareholders’ Equity (1)	Minority Interests (1)	Total Equity (1)
Balances at January 1, 2006	3,565.9	30.2	3,596.1

Net income (expense) recognized directly in equity	(245.4)		(245.4)
Net profit/(loss)	191.9	2.5	194.4

Total recognized income and expense for the period	(53.5)	2.5	(51.0)
Capital increases	22.9		22.9
Treasury shares purchased	(2.9)		(2.9)
Treasury shares sold upon exercise of employee stock options	1.0		1.0
Tax payment for restricted shares vested	(2.3)		(2.3)
Excess tax benefit on employee stock options and restricted shares	3.9		3.9
Share-based compensation expense	12.8		12.8
Dividends declared	(114.5)	(1.6)	(116.1)

Balances at June 30, 2006	3,433.3	31.1	3,464.4

Shares issued	95,410,744
Treasury shares	543,717
Shares outstanding	94,867,027

(1)	Adjusted to take into account the change in accounting policy for defined benefit plans.

Property, Plant and Equipment

During the first half of 2007, Delhaize Group added EUR 260.1 million in property, plant and equipment, including EUR 24.4 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 10.5 million.

Issuance, Repurchases and Repayments of Debt

•	In April 2007, Delhaize Group repaid USD 145.0 million in Delhaize America bonds with a 7.55% coupon.

•	In June 2007, Delhaize America purchased USD 1.045 billion of its 8.125% notes due 2011 and USD 55 million of its 9.0% debentures due 2031 through a tender for cash.

•	In June 2007, Delhaize Group financed the tender of Delhaize America by issuing EUR 500 million 5.625% senior notes due 2014 and USD 450 million 6.50% senior notes due 2017.

•	In June 2007, Delhaize Group entered into a USD 113 million floating rate term loan agreement with a bank, maturing in 2012 with two 1-year renewal options.

•

In the second quarter of 2007, EUR 129.3 million of the EUR 300 million Delhaize Group convertible bond due 2009 was converted into Delhaize Group shares, leaving an outstanding amount of EUR 170.7 million at the end of June 2007.

As a result of these transactions, long-term borrowings (including current portion) can be detailed as follows:

(in millions of EUR)	June 30, 2007	December 31, 2006
Instruments Interest Rate and Maturity
Bonds, 8.00%, due 2008	98.8	98.8
Bonds, 4.625%, due 2009	149.5	149.4
Notes, 7.55% due 2007	—	110.0
Convertible bonds, 2.75%, due 2009	163.2	283.2
Bonds, 3.895%, due 2010	40.0	40.0
Notes, 8.125%, due 2011	37.2	829.0
Term Loan, Libor 6m + 61 bps, due 2012	83.7	—
Bonds, 5.625%, due 2014	496.4	—
Bonds, 6.50%, due 2017	329.9	—
Notes, 8.05%, due 2027	89.6	91.8
Debentures, 9.00%, due 2031	589.5	642.2
Other notes, 6.31% to 14.15%, due 2007 to 2016	21.9	31.4
Medium-term treasury notes, 3.354% to 4.70%, due 2007	38.8	50.0
Mortgages payable, 7.55% to 8.65%, due 2008 to 2016	5.1	5.3
Other debt, 7.25%, due 2007	—	9.9
Bank borrowings	5.9	10.4

Total	2,149.5	2,351.4

Issuance and Repurchases of Equity Securities

In the second quarter of 2007, Delhaize Group issued 2,934,040 new shares (of which 2,267,528 shares in conjunction with the conversion of a part of the EUR 300 million convertible bonds), purchased 112,000 own shares and used 166,616 own shares.

In the first half of 2007, Delhaize Group issued 3,266,086 new shares (2,267,528 of which in conjunction with the conversion of a part of the EUR 300 million convertible bonds), purchased 511,275 own shares and used 504,836 own shares. Delhaize Group owned 925,038 treasury shares at the end of June 2007.

Dividends

On May 24, 2007, Delhaize Group’s shareholders approved the distribution of a EUR 1.32 gross dividend for 2006. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 0.99 per share. The 2006 dividend is payable to owners of ordinary shares as of May 31, 2007 and to owners of Delhaize Group ADR as of June 11, 2007.

6. Related Party Transactions

At the General Meeting held on May 24, 2007, shareholders approved Delhaize Group’s 2007 stock option plan that would entitle members of the Executive Management of the Group to acquire existing ordinary shares of the Company. In June 2007, an aggregate number of 122,579 stock options and warrants and 26,760 restricted shares were granted to members of the Executive Management.

7. Contingencies

In April 2007, representatives of the Belgian competition authority visited our procurement offices in Zellik, Belgium, and requested us to provide them with specified documents. This visit was part of what appears to be a local investigation affecting several companies in Belgium in the retail sector and relating, to what we understand, prices of perfume, beauty products and other household goods. As of this date, we have not received any news or further communication from the Belgian competition authority on this matter.

8. Share-based Payments

In June 2007, Delhaize Group granted 102,512 restricted stock unit awards and 1,165,111 warrants to associates of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan”. The fair value for the restricted stock unit awards is USD 96.30 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of USD 96.30, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per option is USD 21.15 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.32%
Expected volatility	26.46%
Risk-free interest rate	5.1%
Expected term in years	3.7

On June 8, 2007 Delhaize Group offered 245,537 stock options to associates of its non-U.S. operating companies, at an exercise price of EUR 71.84. To be considered granted, the associates must have accepted the options before the end of a sixty days period ending on August 7, 2007. The fair value of the options will be calculated on the basis of the average share price over the acceptance period.

OTHER FINANCIAL AND OPERATING INFORMATION (unaudited)

Use of non-GAAP financial measures: Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the press release, the non-GAAP measures that are reconciled to financial measures determined in accordance with IFRS.

Number of Stores

	End of 2006	End of 1st Q 2007	Change 2nd Q 2007		End of 2nd Q 2007		Planned End of 2007
United States	1,549	1,551	—	(1)	1,551		1,572	(2)
Belgium (3)	711	716	+7		723	(4)	758
Greece	148	151	—		151		163
Romania	18	19	—		19		24
Indonesia	50	51	—		51		56

Subtotal	2,476	2,488	+7		2,495		2,573

Di (Belgium)	132	132	-132		—		—

Czech Republic	97	97	-97		—		—

Total	2,705	2,717	-222		2,495		2,573

(1)	Including the opening or acquisition of 10 new stores, the closing of four stores that were relocated and the closing of six other stores.
(2)	In 2007, Delhaize Group expects to open 47 new supermarkets in the U.S. The Group plans to close 12 stores to be relocated and 12 other stores. This will result in a net increase of 23 stores to a total number of 1,572 stores at the end of 2007.
(3)	Excluding the Belgian Beauty & Body Care Di business, divested in June 2007.
(4)	Including 31 stores in the Grand-Duchy of Luxembourg and three stores in Germany.

Organic Sales Growth Reconciliation

2nd Q 2007	2nd Q 2006	% Change	(in millions of EUR)	1st H 2007	1st H 2006	% Change
4,812.9	4,829.8	-0.4%	Revenues	9,525.3	9,565.3	-0.4%

241.9	—		Effect of exchange rates	543.0	—

5,054.8	4,829.8	+4.7%	Revenues at identical exchange rates	10,068.3	9,565.3	+5.3%

—	—		Acquisitions and divestitures	—	—

5,054.8	4,829.8	+4.7%	Organic sales growth	10,068.3	9,565.3	+5.3%

Free Cash Flow Reconciliation

2nd Q 2007	2nd Q 2006	(in millions of EUR)	1st H 2007	1st H 2006
245.9	255.5	Net cash provided by operating activities	503.2	451.8
(44.8)	(210.2)	Net cash used in investing activities	(180.8)	(331.0)
(5.0)	26.9	Net investment in debt securities	23.5	23.3

196.1	72.2	Free cash flow	345.9	144.1

Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	June 30, 2007	December 31, 2006	June 30, 2006
Non-current financial liabilities	2,717.0	2,771.8	2,908.0
Current financial liabilities	186.9	317.9	253.7
Derivative liabilities	2.1	4.9	12.4
Derivative assets	(3.5)	(1.9)	—
Investment in securities - non-current	(110.7)	(121.0)	(105.8)
Investment in securities - current	(51.8)	(32.4)	(48.7)
Cash and cash equivalents	(395.3)	(304.8)	(283.4)

Net debt	2,344.7	2,634.5	2,736.2
Net debt to equity ratio	63.6%	74.0%	79.0%

Identical Exchange Rates Reconciliation

	2nd Q 2007			2nd Q 2006	2007/2006
(in millions of EUR, except per share amounts)	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	4,812.9	+241.9	5,054.8	4,829.8	-0.4%	+4.7%
Operating profit	248.9	+13.5	262.4	227.2	+9.6%	+15.5%
Net profit from continuing operations	62.9	+1.0	63.9	96.9	-35.2%	-34.1%
Basic EPS from continuing operations	0.61	+0.01	0.62	1.00	-38.9%	-37.7%
Net profit (Group share)	81.4	+0.4	81.8	94.6	-14.0%	-13.5%
Basic earnings per share	0.84	+0.01	0.85	1.00	-15.8%	-15.3%
Free cash flow	196.1	-0.9	197.0	72.2	N/A	N/A

	1st H 2007			1st H 2006	2007/2006
(in millions of EUR, except per share amounts)	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	9,525.3	+543.0	10,068.3	9,565.3	-0.4%	+5.3%
Operating profit	478.6	+30.0	508.6	454.6	+5.3%	+11.9%
Net profit from continuing operations	173.0	+8.1	181.1	194.7	-11.2%	-7.0%
Basic EPS from continuing operations	1.74	+0.09	1.83	2.03	-14.3%	-10.1%
Net profit (Group share)	192.8	+7.5	200.3	191.9	+0.4%	+4.3%
Basic earnings per share	2.00	+0.08	2.08	2.03	-1.3%	+2.5%
Free cash flow	345.9	+18.8	364.7	144.1	N/A	N/A

(in millions of EUR)	June 30, 2007			Dec 31, 2006	Change
Net debt	2,344.7	+28.2	2,372.9	2,634.5	-11.0%	-9.9%

Definitions

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent company divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities, and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating income: primarily rental income on investment property, gains on sale of fixed assets, recycling income, and services rendered to wholesale customers.

•

Revenues: sale of goods and point of sale services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries, health and beauty and pet products), net of discounts, allowances and rebates granted to those customers

•	Shares outstanding: number of shares issued by the Company less treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

Report of the Statutory Auditor

We have performed a limited review of the accompanying consolidated condensed balance sheet, condensed income statement, condensed consolidated statement of recognized income and expense, condensed cash flow statement and notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the Company”) and its subsidiaries (jointly “the Group”) for the six months period ended 30 June 2007. The Board of Directors of the Company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review. The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting”.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the ”Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. A limited review consists of making inquiries of Group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the ”Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

Based on our limited review nothing has come to our attention that causes us to believe that the interim financial information for the six months period ended June 30, 2007 is not prepared, in all material respects, in accordance with legal and regulatory requirements and IAS 34 “Interim Financial Reporting” as adopted by the European Union.

The full report of the statutory auditor on the limited review of the interim consolidated financial information can be found on Delhaize Group’s website at www.delhaizegroup.com.

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, should or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2006 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 10, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President